SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

John Butler One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 (416) 868-1171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 40537Q209	Page 2 of 10

1	Name of Reporting Person Canada Pension Plan Investment Board
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 7,800 shares (See Items 3 and 5)
	8	Shared Voting Power: 41,899,441 shares (See Items 3 and 5)
	9	Sole Dispositive Power: 7,800 shares (See Items 3 and 5)
	10	Shared Dispositive Power: 41,899,441 shares (See Items 3 and 5)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 41,907,241 shares (See Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%*
14	Type of Reporting Person CO

* The calculation is based on a total of 366,937,861 shares of common stock outstanding as of January 18, 2013.

CUSIP No. 40537Q209	Page 3 of 10

1	Name of Reporting Person CPP Investment Board PMI-2 Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 41,899,441 shares (See Items 3 and 5)
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 41,899,441 shares (See Items 3 and 5)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 41,899,441 shares (See Items 3 and 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.4%*
14	Type of Reporting Person CO

* The calculation is based on a total of 366,937,861 shares of common stock outstanding as of January 18, 2013.

CUSIP No. 40537Q209	Page 4 of 10

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by Canada Pension Plan Investment Board (“CPPIB”) and CPP Investment PMI-2 Inc. (“CPPIB PMI-2,” and collectively with CPPIB the “Reporting Persons”) on December 17, 2012.

Item 1.	Security and Issuer.

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.	Identity and Background

No modification is made to Item 2 of the Original Schedule 13D.

Item 3.	Sources and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following information:

Pursuant to a Non-Employee Director Restricted Stock Agreement, effective December 6, 2012 (the “Restricted Stock Agreement”), the Issuer issued 7,800 shares of Common Stock to CPPIB. CPPIB is an employer of Kevin Godwin, a non-employee director of the Issuer. CPPIB and Mr. Godwin entered into a Declaration of Trust dated December 6, 2012 (the “Declaration of Trust”), pursuant to which CPPIB and Mr. Godwin agreed that any options or other rights to acquire securities that would otherwise be paid or given to Mr. Godwin by the Issuer as a result of his service as a director of the Issuer shall instead be issued to CPPIB.

References to, and descriptions of, the Declaration of Trust as set forth in this Item 3 are qualified in their entirety by reference to the Declaration of Trust filed as Exhibit C to this Amendment, which is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction

Part (a) of Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Pursuant to the Declaration of Trust, CPPIB and Mr. Godwin agreed that any options or other rights to acquire securities that would otherwise be paid or given to Mr. Godwin by the Issuer as a result of his service as a director of the Issuer shall instead be issued to CPPIB.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons are as follows:

CPPIB

(a) Amount beneficially owned: 41,907,241 shares                    Percentage: 11.4%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 7,800 shares

ii.	Shared power to vote or to direct the vote: 41,899,441 shares

iii.	Sole power to dispose or to direct the disposition of: 7,800 shares

iv.	Shared power to dispose or to direct the disposition of: 41,899,441 shares

CUSIP No. 40537Q209	Page 5 of 10

CPPIB PMI-2

(a) Amount beneficially owned: 41,899,441 units                    Percentage: 11.4%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 41,899,441 shares

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 41,899,441 shares

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the Common Stock during the past 60 days.

(d) None

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Stockholders Agreement

The information in Item 4(d) with respect to the Stockholders Agreement and CPPIB PMI-2’s rights regarding the appointment of directors to the Board is incorporated into this Item 6 by reference.

Pursuant to Section 2(g) of the Stockholders Agreement, at any meeting of the stockholders of the Issuer regarding the transactions contemplated by the Reorganization and Interest Purchase Agreement by and among Petro-Hunt, L.L.C., Pillar Energy, LLC and Halcón Energy Properties, dated as of October 19, 2012 (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on October 22, 2012), CPPIB PMI-2 agreed to vote its shares in favor of any action proposed to be taken by the stockholders of the Issuer at such meeting, including (i) the approval of an amendment to the Issuers’ Amended and Restated Certificate of Incorporation to increase the number of shares of Common Stock authorized for issuance thereunder and (ii) the approval of the conversion of the Issuer’s convertible preferred stock issued to Petro-Hunt, L.L.C. and Pillar Energy, LLC (the “Petro-Hunt Transactions”). At a special meeting of the stockholders of the Issuer held on January 17, 2013, CPPIB PMI-2 voted its shares in favor of the Petro-Hunt Transactions. The Petro-Hunt Transactions were approved by the shareholders of the Issuer at this special meeting. As a result, the outstanding shares of Common Stock were increased to 366,937,861, reducing the Common Stock beneficial ownership percentages of each of CPPIB and CPPIB PMI-2 to approximately 11.4%.

In addition, pursuant to Section 2(f) of the Stockholders Agreement, for so long as CPPIB PMI-2 and its affiliates beneficially own more than 5% of the Issuer’s outstanding Common Stock, CPPIB PMI-2 will have the right to purchase a pro rata portion of any equity securities that the Issuer may issue or sell, subject to certain exceptions.

Restricted Stock Agreement

The information in Item 3 with respect to the Restricted Stock Agreement and the issuance of Common Stock to CPPIB thereunder is incorporated into this Item 6 by reference.

Declaration of Trust

The information in Items 3 and 4(a) with respect to the Declaration of Trust and the obligations of Mr. Godwin thereunder is incorporated into this Item 6 by reference.

CUSIP No. 40537Q209	Page 6 of 10

References to, and descriptions of, the Stockholders Agreement and the Declaration of Trust as set forth in this Item 6 are qualified in their entirety by reference to the Stockholders Agreement, filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on December 11, 2012 and the Declaration of Trust filed as Exhibit C to this Amendment, which is incorporated in its entirety in this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement dated December 17, 2012 (attached as Exhibit A to the Schedule 13D filed by the Reporting Persons (File No. 005-79873) with the Commission on December 17, 2012 and incorporated herein by reference).

Exhibit B	Stockholders Agreement by and between Halcón Resources Corporation and CPP Investment Board PMI-2 Inc., dated as of December 6, 2012 (attached as Exhibit 10.1 to the Issuer’s current report on Form 8-K (File No. 001-35467), filed with the Commission on December 11, 2012 and incorporated herein by reference).

Exhibit C	Declaration of Trust between Kevin Godwin and Canada Pension Plan Investment Board, dated December 6, 2012 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2013

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ John Butler
Name:	John Butler
Title:	Senior Vice President – General Counsel and Corporate Secretary

CPP INVESTMENT BOARD PMI-2 INC.

By:	/s/ John Butler
Name:	John Butler
Title:	Secretary and Director

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Persons.

Directors of CPPIB

Robert Astley

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Ian Bourne

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Robert Brooks

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, Ireland

Pierre Choquette

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Michael Goldberg

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

Peter Hendrick

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Nancy Hopkins

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Douglas Mahaffy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, United States

D. Murray Wallace

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director

Citizenship: Canada, South Africa

Officers of CPPIB

Mark Wiseman

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada

André Bourbonnais

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Private Investments

Citizenship: Canada

John Butler

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – General Counsel and Corporate Secretary

Citizenship: Canada

Graeme Eadie

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Real Estate Investments

Citizenship: Canada

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Affairs and Communications

Citizenship: Canada

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Investments (Asia/Pacific) and President (CPPIB Asia Inc.)

Citizenship: Great Britain

Saylor Millitz-Lee

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Human Resources

Citizenship: Canada

Donald Raymond

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Investment Strategist

Citizenship: Canada

Benita Warmbold

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Operations Officer

Citizenship: Canada, Germany

Eric Wetlaufer

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President – Public Market Investments

Citizenship: United States

Nicholas Zelenczuk

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Vice President and Chief Financial Officer

Citizenship: Canada

Directors of CPPIB PMI-2

Mark Wiseman

(See above)

John Butler

(See above)

Officers of CPPIB PMI-2

Mark Wiseman

(See above)

John Butler

(See above)